SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES MUNICH NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

October 14, 2016

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Comments on Amendment No. 19 to the Registration Statement on Form N-1A of Master Institutional Money Market LLC (the “Master LLC”) on behalf of its series, Master Premier Government Institutional Portfolio and Master Treasury Strategies Institutional Portfolio

Dear Ms. O’Neal-Johnson:

This letter responds to the telephonic comments provided by Deborah O’Neal-Johnson of the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “Commission”) on October 6, 2016 regarding the Master LLC’s Amendment No. 19 to its registration statement filed with the Commission on Form N-1A (the “Amendment”) on August 26, 2016.

The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Master LLC. The Master LLC’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Amendment.

Part B

Comment 1: In Item 14, the first sentence of the first paragraph is confusing as currently worded. Please explain in correspondence what is meant by this sentence.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

October 14, 2016

Response: The sentence in question contains an additional “and” which is a typographical error. As corrected, the sentence should read “This Part B, which is not a prospectus, supplements and should be read in conjunction with the current Part A of Master Institutional Money Market LLC (the “Master LLC”), dated August 26, 2016, as it may be amended from time to time (the “Master LLC’s Part A”).” This correction will be made in the next amendment to the Master LLC’s registration statement.

Comment 2: The Staff notes that neither Master Premier Government Institutional Portfolio nor Master Treasury Strategies Institutional Portfolio (each a “Portfolio” and collectively, the “Portfolios”) has made any disclosure pursuant to Item 16(g)(1) (Imposition of Liquidity Fees and Temporary Suspensions of Fund Redemptions) or Item 16(g)(2) (Financial Support Provided to Money Market Funds) of Form N-1A. Please confirm that none of the Portfolios have any applicable disclosures pursuant to these Items.

Response: The Master LLC confirms that the Portfolios did not have any disclosures that would have been required to be reported pursuant to Items 16(g)(1) or 16(g)(2) of Form N-1A.

* * * * * * * *

Please do not hesitate to contact me at (212) 839-5511 if you require additional information regarding the Master LLC’s registration statement.

Respectfully submitted,

/s/ Douglas E. McCormack
Douglas E. McCormack

cc:	Tricia Meyer

Ben Archibald

John A. MacKinnon